EX-Filing Fees

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

AMG Pantheon Master Fund, LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to Be Paid	$148,790,881.05 (1)	0.01476%	$21,961.53 (2)

Fees Previously Paid	$0.00		$0.00

Total Transaction Valuation	$148,790,881.05 (1)

Total Fees Due for Filing			$21,961.53

Total Fees Previously Paid			$0.00

Total Fee Offsets			$0.00

Net Fee Due			$21,961.53

(1)	Calculated as the aggregate maximum purchase price for units of beneficial interest, based upon the estimated net asset value per unit as of January 31, 2024.
(2)	Calculated at $147.60 per $1,000,000.00 of the Transaction Valuation.